FORM 10-QSB

(Mark One)

[**X**] Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended **March 31, 2005**.

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____.

Commission file number: **000-29325**

STAR ENERGY CORPORATION

(Exact name of small business issuer as specified in its charter)

NEVADA	**87-0643634**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1403 East 900 South, Salt Lake City, Utah 84105
(Address of principal executive office)   (Zip Code)

(801) 582-9609
(Registrant's telephone number)

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes **X**   No

The number of outstanding shares of the registrant's common stock, $0.001 par value (the only class of voting stock), as of May 12, 2005 was 6,312,500.

TABLE OF CONTENTS

PART I

PART II

PART I

ITEM 1.   FINANCIAL STATEMENTS

As used herein, the term "Star" refers to Star Energy Corporation, a Nevada corporation, unless otherwise indicated. In the opinion of management, the accompanying unaudited financial statements included in this Form 10-QSB reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

STAR ENERGY CORPORATION
BALANCE SHEETS

		March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
ASSETS			
Current assets:			
Cash	$	19,388	17,542
Accounts receivable		7,021	5,489
Prepaid expense		-	1,642
Total current assets		26,409	24,673
Oil and gas properties, net (successful efforts method)		84,085	84,960
Total assets	$	110,494	109,633
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	7,006	2,125
Total current liabilities		7,006	2,125
Asset retirement obligation		2,076	2,060
Commitments and contingencies			
Stockholders' equity:			
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued and outstanding		-	-
Common stock, $.001 par value, 45,000,000 shares authorized, 6,312,500 shares issued and outstanding		6,312	6,312
Additional paid-in capital		102,614	102,614
Accumulated deficit		(7,514)	(3,478)
Total stockholders' equity		101,412	105,448
Total liabilities and stockholders' equity	$	110,494	109,633

The accompanying notes are an integral part of these financial statements.

STAR ENERGY CORPORATION
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
Three Months Ended March 31, 2005 and 2004

	2005	2004
Oil and gas revenues	$ 10,093	10,892
Operating expenses:		
Production costs	3,764	6,021
Depletion and amortization expense	875	1,500
General and administrative costs	9,490	3,357
	14,129	10,878
Income (loss) from operations	(4,036)	14
Provision for income taxes	-	-
Net income (loss)	$ (4,036)	14
Income per common share -		
basic and diluted	$ -	-
Weighted average common shares -		
basic and diluted	6,313,000	6,313,000

The accompanying notes are an integral part of these financial statements.

STAR ENERGY CORPORATION
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
Three months ended March 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (4,036)	14
Adjustments to reconcile net income (loss)		
to net cash provided by operating activities:		
Depletion and amortization	875	1,525
Accretion expense	16	15
(Increase) decrease in:		
Accounts receivable	(1,532)	(508)
Prepaid expense	1,642	2,009
Increase in accounts payable	4,881	753
Net cash provided by operating activities	1,846	3,808
Cash flows from investing activities:	-	-
Cash flows from financing activities:	-	-
Net increase in cash	1,846	3,808
Cash, beginning of period	17,542	9,505
Cash, end of period	$ 19,388	13,313

The accompanying notes are an integral part of these financial statements.

STAR ENERGY CORPORATION
NOTES TO UNAUDITED FINANCIAL STATEMENTS

March 31, 2005

Note 1 - Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared by management in accordance with the instructions in Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operations are not necessarily indicative of the results to be expected for the full year ended December 31, 2005.

Note 2 - Additional Footnotes Included By Reference

Except as indicated in Notes above, there have been no other material changes in the information disclosed in the notes to the financial statements included in the Company's Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission. Therefore, those footnotes are included herein by reference.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of Star's financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this report. Star's fiscal year end is December 31.

Star's short term strategy is to sustain a positive net cash flow from operations and to use this net cash flow to increase proved developed reserves and production. Star intends to focus on working with the operator of its wells, Lewis Petro Properties, Inc. ("Lewis") to implement improved production practices and recovery techniques in its efforts to maintain net cash flow. Star believes that it can achieve reserve and production growth through the improved exploitation of its existing inventory of gas wells in Texas.

Star's long term strategy is to pursue selective acquisitions of additional oil or gas properties or exploration projects. Star will consider opportunities located in proximity to its current operations as well as other projects in North America.

However, historically Star has not been able to generate sufficient cash flow from operations to sustain operations and fund necessary exploration and development costs. Therefore, there can be no assurance that the wells currently producing will provide sufficient cash flows to maintain operations. Should Star be unable to generate sufficient cash flow from existing properties, it may have to sell certain properties or interests in such properties or seek financing through alternative sources such as the sale of its common stock. Star can provide no assurance that such efforts, if necessary, would be successful.

Star's business development strategy is prone to significant risks and uncertainties certain of which can have an immediate impact on its efforts to sustain a positive net cash flow and deter future prospects of production growth.

Star's financial condition, results of operations and the carrying value of its natural gas properties depends primarily upon the prices it receives for natural gas production and the quantity of that production. Natural gas prices historically have been volatile and are likely to continue to be volatile in the future. This price volatility can immediately affect Star's available cash flow which can in turn impact the availability of net cash flow for future capital expenditures. A drop in natural gas prices could also incur a write down of the carrying value of Star's properties as can a decrease in production. Star's future success will depend on the level of gas prices and the quantity of its production. Since production leads to the depletion of gas reserves, Star's ability to develop or acquire additional economically recoverable gas reserves is vital to its future success. Unless Star can obtain such additional reserves, its current production will continue to decline which will lead to a significant reduction in revenue.

Further, estimates of reserves and of future net revenue may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. Actual amounts of production, revenue, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the engineer's estimates. Oil and gas reserve estimates are necessarily inexact and involve matters of subjective and engineering judgment. If these estimates of quantities, prices and costs prove inaccurate, and Star is unsuccessful in increasing its producing gas wells, and/or declines in and instability of gas prices occur, then write downs in the capitalized costs associated with its gas assets may be required. While Star believes that the estimated proved gas reserves and estimated future net revenues are reasonable, there is no assurance that certain revisions will not be made in the future.

For the three month period ended March 31, 2005 Star realized a net loss from operations as a result of an increase in general and administrative expenses which offset revenue realized from eight producing wells as compared to the prior three month period in which Star realized a net income from its production interest. Star incurred an extraordinary increase in general and administrative expenses in the current period as compared to the prior comparative period in 2004. Star believes that the immediate key to its ability to sustain net income over the near term is for gas prices to remain consistent in combination with a reduction in general and administrative expenses and production expenses. Should Star be able to realize this combination of price consistency and expense decreases it will most likely operate with net income in future periods.

Results of Operations

During the three month period ended March 31, 2005, Star was engaged in evaluating the operating efficiencies of the purchased wells and overseeing the operation of its gas assets. The operation and maintenance of Star's gas operations is wholly dependent on the services provided by Lewis. While the services provided by Lewis have proven adequate, the fact that Star is dependent on the operations of a third party to maintain its operations and produce revenue can restrict its ability to sustain net income.

Three Months Ended March 31,		2005		2004	Change	% Change
Average Daily Production						
Oil (bbls/day)		-		-	-	0%
Natural gas (mcf/day)		18		22	(3)	-15%
Barrels of oil equivalent (boe/day)		3		4	(1)	-15%
Profitability						
Petroleum and natural gas revenue	$	10,093	$	10,892	(799)	-7%
Production and operating costs		3,764		6,021	(2,257)	-37%
Field netback		6,329		4,871	1,458	30%
G&A		9,490		3,357	6,133	183%
Financing		-		-	-	0%
Net cash flow from operations		(3,161)		1,514	(4,675)	-309%
Depletion, depreciation and other charges		875		1,500	(625)	-42%
Future income taxes		-		-	-	0%
Net earnings from operations	$	(4,036)	$	14	(4,050)	-28929%
Profitability per boe						
Oil and gas revenue (average selling price)		36.68		33.67	3.01	9%
Production and operating costs		13.68		18.61	(4.93)	-27%
Field netback ($/boe)		23.00		15.06	7.94	53%
Net earnings ($/boe)		(14.67)		0.05	(14.72)	-28929%
Cash flow from operations ($/boe)		(11.49)		4.68	(16.17)	-345%

Quarters ended March 31, 2005 and 2004

Gross Revenue

Gross revenue for the three month period ended March 31, 2005 was $10,093 as compared to $10,892 for the comparable period ended March 31, 2004 a decrease of 7%. The decrease in gross revenue over the comparative three month periods can be attributed to a decrease in gas production. Star expects to maintain relatively consistent gross revenues over future periods due to increases in gas prices which Star expects to offset decreasing production.

Net Loss

Net loss for the three month period ended March 31, 2005 was $4,036 as compared to a net income of $14 for the comparable period ended March 31, 2004. The transition to a net loss over the comparative three month periods can be attributed to an extraordinary increase in general and administrative expenses. Star expects to realize net income over future periods if gas prices remain stable or increase and general and administrative and production expenses decrease.

Expenses

General and administrative expenses for the three month period ended March 31, 2005 increased to $9,490 from $3,357 for the comparable period ended March 31, 2004, an increase of 183%. The increase in general administrative expenses over the three month comparative periods is primarily attributed to an extraordinary increase in accounting expenses related to Star's SB-2 registration statement, which was declared effective in March of the current quarter, Edgar filing expenses and the preparation of an annual gas reserve report. Star anticipates that general and administrative expenses will decline over future periods.

Depletion expenses for the three month periods ended March 31, 2005, and March 31, 2004 were $875 and $1,500 respectively.

Direct production expenses for the three month periods ended March 31, 2005, and March 31, 2004 were $3,764 and $6,021 respectively. Direct production expenses include the cost of maintaining the wells, access roads, miscellaneous expenses for soap, solvent, gasoline or electricity and expenses such as those incurred in swabbing, dozer work or rig time. Star expects that direct production expenses will remain relatively consistent with gross production over future periods.

Income Tax Expense (Benefit)

Star has an income tax benefit resulting from start up costs that will offset its operating profit.

Impact of Inflation

Star believes that inflation has had a negligible effect on operations over the past three years. Star believes that it can offset inflationary increases in maintenance costs by increasing revenue and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow provided by operations for the three month period ended March 31, 2005 was $1,846 as compared to cash flow provided by operations of $3,808 for the comparable period ended March 31, 2004. The decrease in cash flow provided by operations over the comparative three month is primarily attributed to the net loss suffered in the current period. Since Star expects to realize net income in future periods, it believes that cash flow provided by operations is indicative of future expectations of positive cash flow.

Cash flow used in investing activities for the three month period ended March 31, 2005 was $0 as compared to $0 for the three month period ended March 31, 2004.

Cash flow provided by financing activities was $0 for the three month period ended March 31, 2005 as compared to cash flow provided by financing activities of $0 for the three month period ended March 31, 2004.

Star has a working capital surplus of $19,403 as of March 31, 2005 and has funded its cash needs since inception with revenues generated from operations, debt instruments and private placements. Existing working capital and anticipated cash flow are expected to be sufficient to fund operations in 2005. However there can be no assurance that Star will generate sufficient cash flows to fund operations. Star had no lines of credit or other bank financing arrangements as of March 31, 2005. Since any earnings, if realized, are anticipated to be reinvested in operations, cash dividends are not expected to be paid in the foreseeable future. Commitments for future capital expenditures were not material at year-end.

Star has no defined benefit plan or contractual commitment with any of its officers or directors.

Star has no current plans for the purchase or sale of any plant or equipment.

Star has no current plans to make any changes in the number of employees.

Critical Accounting Policies and Estimates

Accounting for Oil and Gas Property Costs. As more fully discussed in Note 1 to the Financial Statements, Star (i) follows the successful efforts method of accounting for the costs of its gas properties, (ii) amortizes such costs using the units of production method, and (iii) evaluates its proven properties for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. Adverse changes in conditions (primarily gas price declines) could result in permanent write-downs in the carrying value of gas properties as well as non-cash charges to operations that would not affect cash flows.

Estimates of Proved Oil and Gas Reserves. An independent petroleum engineer annually estimates Star's proven reserves. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. In addition, subsequent physical and economic factors such as the results of drilling, testing, production and product prices may justify revision of such estimates. Therefore, actual quantities, production timing, and the value of reserves may differ substantially from estimates. A reduction in proved reserves would result in an increase in depreciation, depletion and amortization expense.

Estimates of Asset Retirement Obligations. In accordance with SFAS No 143, Star makes estimates of future costs and the timing thereof in connection with recording its future obligations to plug and abandon wells. Estimated abandonment dates will be revised in the future based on changes to related economic lives, which vary with product prices and production costs. Estimated plugging costs may also be adjusted to reflect changing industry experience. Increases in operating costs and decreases in product prices would increase the estimated amount of the obligation and increase depreciation, depletion and amortization expense. Cash flows would not be affected until costs to plug and abandon were actually incurred.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-QSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-QSB, other than statements of historical facts, address matters that Star reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of Star. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect Star's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, Star cautions readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond Star's control, include (i) the sufficiency of existing capital resources and Star's ability to raise additional capital to fund cash requirements for future operations; (ii) uncertainties involved in the rate of growth or decline in Star's gas production; (iii) the ability of Star to achieve and maintain a sufficient energy reserves to fund and maintain operations; and (iv) general economic conditions. Although Star believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

ITEM 3. CONTROLS AND PROCEDURES

The Company's chief executive officer and the Company's chief financial officer are responsible for establishing and maintaining disclosure controls and procedures for the Company.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of March 31, 2005. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

The auditors did not test the effectiveness of nor relied on the internal controls of the Company for the fiscal quarters ended March 31, 2005 and 2004.

(b) Changes in Internal Controls

During the period ended March 31, 2005, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

PART II

ITEM 6.   EXHIBITS

Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits on page 15 of this Form 10-QSB, and are incorporated herein by this reference.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, this 12th day of May, 2005.

STAR ENERGY CORPORATION

/s/ Dr. Nafi Onat
Dr. Nafi Onat
Chief Executive Officer and Director

/s/ Ruairidh Campbell
Ruairidh Campbell
Chief Financial Officer and Director

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)(a)	*	Articles of Incorporation of Star (incorporated by reference from the Form 10-SB filed with the Securities and Exchange Commission on February 3, 2000).
3(i)(b)	*	Amended Articles of Incorporation of Star (incorporated by reference from the Form 10-KSB filed with the Securities and Exchange Commission on March 11, 2003).
3(ii)	*	Bylaws of Star (incorporated by reference from the Form 10-SB filed with the Securities and Exchange Commission on February 3, 2000).
10(i)	*	Assignment and Bill of Sale between the Star and Monument Resources, Inc. in connection with that acquisition of the Galvan Ranch wells interest (incorporated by reference from the Form 10-QSB filed with the Securities and Exchange Commission on July 17, 2003).
14	*	Code of Ethics adopted March 1, 2004 (incorporated by reference from the 10-KSB filed with the Securities and Exchange Commission on April 14, 2004).
31(a)	16	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	17	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	18	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	19	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*   Incorporated by reference from previous filings of Star.

EXHIBIT 31(a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dr. Nafi Onat, chief executive officer of Star Energy Corporation ("Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to
state a material fact necessary to make the statements made, in light of the circumstances under which
such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this
Report, fairly present in all material respects the financial condition, results of operations and cash flows
of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to
be designed under my supervision, to ensure that material information relating to the Registrant, including
its consolidated subsidiaries, is made known to me by others within those entities, particularly during the
period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this
Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of
the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that
occurred during the Registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case
of an annual report) that has materially affected, or is reasonably likely to materially affect, the
Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit
committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over
financial reporting which are reasonably likely to adversely affect the Registrant's ability to record,
process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a
significant role in the Registrant's internal controls over financial reporting.

Date: May 12, 2005

/s/ Dr. Nafi Onat
Dr. Nafi Onat
Chief Executive Officer

EXHIBIT 31(b)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ruairidh Campbell, chief financial officer of Star Energy Corporation ("Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: May 12, 2005

/s/ Ruairidh Campbell
Ruairidh Campbell
Chief Financial Officer

EXHIBIT 32(a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS
ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of Star Energy Corporation ("Registrant") for the quarterly period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Dr. Nafi Onat, chief executive officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) This Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly represents, in all material respects, the financial condition of Registrant at the end of the period covered by this Report and results of operations of Registrant for the period covered by this Report.

/s/ Dr. Nafi Onat
Dr. Nafi Onat
Chief Executive Officer
May 12, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32(b)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of Star Energy Corporation ("Registrant") for the quarterly period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Ruairidh Campbell, chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(3) This Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(4) The information contained in this Report fairly represents, in all material respects, the financial condition of Registrant at the end of the period covered by this Report and results of operations of Registrant for the period covered by this Report.

/s/ Ruairidh Campbell
Ruairidh Campbell
Chief Financial Officer
May 12, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.